November 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:     Gregory Herbers

Re:	ESS Tech, Inc.

Registration Statement on Form S-1

File No. 333-260693

Acceleration Request

Requested Date: November 10, 2021

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ESS Tech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-260693) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

Sincerely,

ESS TECH, INC.

/s/ Amir Moftakhar
Amir Moftakhar
Chief Financial Officer

cc:	Eric Dresselhuys

ESS Tech, Inc.

Mark Baudler

Brian Dillavou

Alexandra Perry

Wilson Sonsini Goodrich & Rosati, P.C.